Exhibit 99.1

Nordic American Tankers Limited (NYSE: NAT) – Report as per June 30, 2025 – NAT increases its dividend in a solid market
Thursday, August 28, 2025
NINETY DAY PERIODS OFFER A SHORT-TERM SNAPSHOT OF A COMPANY. HOWEVER, A MEANINGFUL ANALYSIS MUST CONTAIN A BIGGER, LONGER-TERM PICTURE. THE DIRECTION OF NAT IS UNQUESTIONABLY UPWARDS AND WE CREATE ROOM FOR PROFITABLE GROWTH. WHATEVER WE DO, THE QUALITY OF OUR SHIPS AND DIVIDENDS REMAIN OUR PRIORITIES.
HIGHLIGHTS:
1.
THE DIVIDEND FOR THE SECOND QUARTER IS 10 CENTS ($0.10) PER SHARE. THIS IS OUR 112TH CONSECUTIVE QUARTERLY CASH DIVIDEND. THE DIVIDEND IS PAYABLE SEPTEMBER 29, 2025, TO SHAREHOLDERS ON RECORD AS OF SEPTEMBER 12, 2025.

2.	DURING THE SECOND QUARTER OF 2025 THERE WERE SEVERAL ONE-TIME EFFECTS WHICH REDUCED AVAILABLE TRADING DAYS AND THEREFORE INCOME. THE REASON WAS THAT SEVERAL OF OUR VESSELS WERE IN SCHEDULED DRY DOCK.
3.
OUR RECENT ACQUISITIONS, THE 2016-BUILT “NORDIC GALAXY” AND “NORDIC MOON”, ENTERED OUR FLEET DURING THE SECOND QUARTER AND THE 2004-BUILT “NORDIC CASTOR” WERE DELIVERED TO NEW OWNERS DURING THE SAME QUARTER. ENTERING THE LATTER PART OF THE YEAR, THE NAT FLEET CONSISTS OF 20 WELL MAINTAINED SUEZMAX TANKERS.

4.	WE ARE OPTIMISTIC FOR OUR TANKERS GOING FORWARD. THERE IS A STRONG DEMAND FOR OIL. MANY OBSERVERS UNDERESTIMATE THE NEED FOR ENERGY IN PARTICULAR IN
EMERGING ECONOMIES. IN ADDITION, WE SEE GEO-POLITICAL DEVELOPMENTS THAT COULD MAKE MORE OIL VOLUMES AVAILABLE FOR THE NAT FLEET.
5.
THE AVERAGE TIME CHARTER EQUIVALENT (TCE) FOR THE NAT TIME CHARTER AND SPOT FLEET FOR THE SECOND QUARTER OF 2025 CAME IN AT $26,880 PER DAY PER SHIP. THIS PRODUCED AN ADJUSTED EBITDA OF $15.8 MILLION FOR THE SECOND QUARTER. INCLUDING THE SALE OF “NORDIC CASTOR” WE RECORDED A NET LOSS OF $0.9 MILLION FOR THE QUARTER. OUR CASH POSITION AS OF AUGUST 28 IS $86 MILLION.

6.
THE TOP QUALITY OF THE NAT VESSELS IS PROVEN BY THE VETTING PERFORMANCE UNDERTAKEN BY THE MAJOR OIL COMPANIES. THESE COMPANIES EMPLOY ABOUT 50% OF THE NAT FLEET. NAT HAS NOT CARRIED RUSSIAN OIL FOR MORE THAN THREE AND HALF YEARS.

7.	THANKS TO CAREFUL VOYAGE PLANNING AND ADJUSTMENT OF SPEED, WE REDUCE EMISSIONS OF OUR VESSELS.
SINCERELY,
HERBJØRN HANSSON
FOUNDER, CHAIRMAN & CEO
NORDIC AMERICAN TANKERS LTD

Our Fleet
As of June 30, 2025, our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and the vast majority of our ships are built in South Korea.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.
Results for the second quarter of 2025
The second quarter of 2025 saw fleet adjustments impacting our available trading days and affecting our income negatively. The primary reason being a busy scheduled dry-docking program as well as vessels leaving and entering our fleet during the quarter.
The second quarter of 2025 produced a Net loss of -$0.9 million, compared to the first quarter with a net profit of $4.2 million. The net income included a book profit for the sale of “Nordic Castor” of $7.1 million compared to a book profit for the sale of “Nordic Apollo” of $9.5 million in the first quarter.
The adjusted EBITDA for the second quarter came in at $15.8 million, a slight improvement from the first quarter with $14.9 million adjusted EBITDA.
Our financing and refinancing activities this year have all been done at improved terms, but with increased leverage, interest costs increased by about $1.9 million in the second quarter.
The average time charter equivalent (TCE) for our fleet during the second quarter of 2025 came in at $26,880 per day per vessel versus $24,714 per day per ship in the first quarter of 2025. These numbers are on a discharge-to-discharge basis. We currently have fourteen of our twenty vessels in the spot market.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain non-GAAP financial measures, we refer to tables on page 5 and 6 of this press release.
Financing
Our Net Debt (total liabilities, less current assets) stood at $321.4 million, which equals $16.1 million per ship based on 20 vessels, as of June 30, 2025.
The details of our two financing arrangements are as follows;
1)
The $150 million five-year Senior Secured Credit agreement with CLMG/Beal Bank dated 6th February 2025 had a total outstanding balance of $146.9 million as of June 30, 2025, including current portion of the debt. The loan is secured in 7 of our suezmax tankers.

2)
The 8 vessels financed through Ocean Yield had as of June 30, 2025, a total outstanding balance of $299.4 million, including current portion of the debt. During the second quarter we refinanced and increased the loan amount on the three 2018-built vessels through Ocean Yield as well as financed 50% of the purchase price with Ocean Yield of the “Nordic Moon” and “Nordic Galaxy” acquisitions.

3)	The remaining 5 of our 20 suezmax tankers are debt free and unencumbered.

As of June 30, 2025, the current portion of long-term debt was $35.4 million net of transaction costs. $28.0 million was related to the Ocean Yield financing and $7.4 million was related to the Beal/CLMG financing.
We have not utilized any ATM offerings in 2025.
For the second quarter of 2025 a cash dividend of 10 cent ($0.10) per share has been declared. This is our 112th consecutive quarterly dividend declaration.
Payment of the dividend will be on September 29, 2025, to shareholders of record on September 12, 2025.
World Economy and the Tanker Market
There is no shortage of geopolitical uncertainty, but we continue to see high demand for oil and oil transportation, especially for emerging economies that continue to have energy consumption per capita that is significantly lower than that of OECD-countries. Should the geopolitical tensions ease, more oil volume should become available in our market and the continued increased production from OPEC members is an important trend that is very favorable for the tanker market going forward. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.
NAT in particular stands to benefit from the fact that the supply of Suezmax tankers is not historically excessive. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.
The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 594 vessels as of June 30, 2025.
The ordering activity in the second quarter of 2025 increased, and the orderbook for new Suezmax tankers now stands at 108 vessels to be delivered over the next 4 years. This is 18% of the existing world fleet for Suezmax tankers. To put this in perspective, before the end of 2027, there are now 167 conventional suezmax tankers that will turn 20 years of age, or older. In the same period, only 90 new vessels will be delivered into the world suezmax fleet.
The world suezmax fleet will see 13 new vessels added to the fleet for the rest of 2025, 36 in 2026, 41 in 2027 and 18 newbuild orders are booked for 2028.
The available shipyard capacity for large oil tankers is low and leaving limited capacity to build additional Suezmax tankers with quality yards on this side of 2027.
All the above is good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue to be strong in the coming years.
The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.
We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.
In an improved market, higher dividends can be expected.
Our fleet of 20 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Six Months Ended
	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun 30, 2024
Amounts in USD '000

Net Voyage Revenue	40,153	37,945	66,099	78,098	126,671

Vessel Operating Expenses	(18,375)	(16,503)	(16,810)	(34,878)	(32,329)
Depreciation Expenses	(14,969)	(13,246)	(13,935)	(28,215)	(28,071)
General and Administrative Expenses	(6,375)	(6,848)	(6,080)	(13,223)	(13,934)
Gain on Disposal of Vessels	7,117	9,504	0	16,621	0
Operating Expenses	(32,602)	(27,093)	(36,825)	(59,695)	(74,334)
Net Operating Income	7,551	10,852	29,274	18,403	52,337

Interest Income	400	489	240	889	427
Interest Expense	(9,239)	(7,359)	(7,865)	(16,598)	(15,916)
Other Financial Income (Expenses)	436	264	(43)	700	(186)
Total Other Expenses	(8,403)	(6,606)	(7,668)	(15,009)	(15,675)
Net Income (Loss)	(852)	4,246	21,606	3,394	36,662
Basic and Diluted Earnings per Share	(0.00)	0.02	0.10	0.02	0.17
Weighted Average Number of Common Shares Outstanding	211,750,663	211,750,663	208,796,444	211,750,663	208,796,444
Common Shares Outstanding	211,750,663	211,750,663	208,796,444	211,750,663	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Jun. 30, 2025	Dec. 31, 2024

Cash and Cash Equivalents	94,490	39,177
Restricted Cash	0	5,207
Accounts Receivable, Net	14,499	16,223
Prepaid Expenses	7,815	6,227
Inventory	19,081	21,931
Voyages in Progress	8,912	6,570
Other Current Assets	6,136	3,436
Total Current Assets	150,933	98,771
Vessels, Net	803,076	715,273
Other Non-Current Assets	3,383	3,543
Total Non-Current Assets	806,459	718,816
Total Assets	957,392	817,587

Accounts Payable	5,338	4,257
Accrued Voyage Expenses	12,240	12,294
Other Current Liabilities	11,715	13,204
Dividends Payable	0	8,470
Current Portion of Long Term Debt	35,412	21,560
Total Current liabilities	64,705	59,785
Long-Term Debt	406,889	248,144
Other Non-Current Liabilities	751	845
Total Non-current Liabilities	407,640	248,989
Shareholders' Equity	485,047	508,813
Total Liabilities and Shareholders' Equity	957,392	817,587

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Six Months Ended	Twelve Months Ended
	Jun. 30, 2025	Dec. 31, 2024
Amounts in USD '000

Net Cash Provided by (Used In) Operating Activities	525	124,611

Investment in Vessels	(135,656)	(870)
Deposit on Vessel Financing	0	0
Proceeds from Sale of Vessels	46,751	0
Investment in Other Fixed Assets	0	(1,750)
Net Cash Provided By (Used In) Investing Activities	(88,905)	(2,620)

Proceeds from Issuance of Common Stock	0	8,932
Proceeds from Borrowing Facility	190,131	0
Repayments of Vessel Financing	(11,788)	(20,662)
Repayment of Borrowing Facility	(4,132)	(12,079)
Dividends Distributed	(35,998)	(87,695)
Net Cash Provided By (Used In) Financing Activities	138,213	(111,504)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	49,833	10,487
Effect of exchange rate changes on Cash	273	536
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,384	33,361
Cash, Cash Equivalents and Restricted Cash at End of Period	94,490	44,384
Cash and Cash Equivalents	94,490	39,177
Restricted Cash	0	5,207

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024
Voyage Revenue	66,728	64,790	97,808	131,518	193,096
Voyage Expense	(26,575)	(26,846)	(31,709)	(53,421)	(66,425)
Net Voyage Revenue (1)	40,153	37,944	66,099	78,097	126,671

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024	Dec. 31, 2024
Net Income (Loss)	(852)	4,246	21,606	46,643
Interest Expense (Income), net	8,839	6,870	7,625	30,008
Depreciation Expense	14,969	13,246	13,935	56,151
EBITDA (2)	22,955	24,362	43,166	132,802
(Gain) on Disposal of Vessel	(7,117)	(9,504)	0	0
ADJUSTED EBITDA	15,838	14,858	43,166	132,802

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391
Alexander Kihle, Finance Manager
Nordic American Tankers Limited
Tel: +47 91 72 41 71
Web-site: www.nat.bm